Securities and Exchange Comm SECURIT 10029175 ION

RECEIVED

MAR 10 2010

Branch of Registrations and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-1306878 01369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Jurkiewicz — (617) 760-1745 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg Jurkiewicz swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public Commission Expires 11/9/2012

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report. (Filed Separately)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Putnam Investments, LLC and Partners of Putnam Retail Management Limited Partnership:

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") (a wholly owned subsidiary of Putnam Investments, LLC) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2010

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	96,744,474
Accounts receivable from sales of mutual fund shares		87,353
Accounts receivable from mutual funds for distribution plans		31,513,520
Prepaid expenses and other assets		2,519,044
TOTAL ASSETS	$	130,864,391
LIABILITIES AND PARTNERS' EQUITY		
Liabilities		
Accounts payable for mutual fund shares sold	$	219,097
Sales commissions payable		42,027,028
Accrued compensation and employee benefits		1,342,225
Accounts payable and accrued expenses		16,631,639
Commissions payable for distribution plans		28,915,660
Total liabilities		89,135,649
Commitments and contingencies (Note 6)		
Partners' Equity		
Accounts payable to Parent (Note 5)		15,133,591
Partners' Equity		26,595,151
Total Partners' Equity		41,728,742
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	130,864,391

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings"), which is a wholly owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings. The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC, an affiliate of the Partnership, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership, its Parent and its affiliates have significant interdependencies, as described in Note 5. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the conditions or the results of operations that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks and investments in money market funds, which are readily convertible into cash. Investments in money market securities are recorded at fair market value.

Prepaid Dealer Commissions

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale of back-end load share classes of mutual funds ("Class B and C Funds"). Sales commissions paid by the Partnership to brokers in connection with the sale of Class B and C Funds are capitalized as prepaid dealer commissions in the consolidated balance sheets of the Parent, and amortized by the Parent over the period in which the shareholder is subject to a contingent deferred sales charge, which is charged to the shareholder in the event of early shareholder redemption. The amortization period of prepaid dealer commissions, during which amortization expense is charged on a straight-line basis, does not exceed six years.

Income Taxes

The Partnership is taxed as a corporation for federal and state tax purposes.

The Partnership files as part of a consolidated federal tax return under Putnam Acquisition Financing Inc. which is a direct wholly owned subsidiary of the Parent. The Parent allocates under a tax sharing agreement certain tax amounts to its various subsidiaries. As a result, the current and deferred tax provision recorded by the Partnership represents how the Partnership would have computed its provision had it filed separate federal and state tax returns.

Under an agreement with the Parent, the Partnership records via an intercompany transaction with the Parent the amount of its net current and deferred tax provision or net tax benefit. The Parent assumes ultimate responsibility for the payment of all taxes in accordance with federal, state and local laws. As a result of this agreement, the Partnership had no current or deferred tax liabilities or assets recorded on its statement of financial condition at December 31, 2009.

As of December 31, 2009, the Partnership does not have any accrued interest and penalties. Each of the Partnership's tax returns filed in the four-year period ended December 31, 2009 remain subject to examination by U.S. federal, state, local or non-U.S. tax authorities.

(3) NET CAPITAL REQUIREMENTS

As a broker/dealer, the Partnership is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $19,541,049 at December 31, 2009, which was greater than the required net capital of $6,951,283 by $12,589,766. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 5.34 to 1.

(4) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provisions of subparagraph (k) (1) thereof, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(5) TRANSACTIONS WITH PARENT

Accounts Payable to Parent

Accounts payable to Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's consolidated financial statements and the recording of related transactions on the Partnership's statement of financial condition. This balance is recorded as a component of Partners' Equity in the statement of financial condition.

Capital Contributions from the Parent

During 2009, the Parent contributed $66,000,000 of capital in the form of cash and cash equivalents to the Partnership. The Partnership anticipates a continued cash flow shortfall. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2010.

Acquisition-Related Compensation

As a result of the acquisition of Putnam Investments Trust (the Partnership's former parent), a deferred cash award attributable to each participant was contributed to Grantor Trusts established for the benefit of the participants. The participants will receive the deferred amount over a two or three year period. Compensation expense allocated to the Partnership totaled $4,099,348 for the year-ended December 31, 2009. The offset to this expense is recorded as a capital contribution from the Parent in the Partnership's statement of changes in Partners' Equity. At December 31, 2009, there was $632,123 of unrecognized compensation expense.

(6) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the financial position of the Partnership.

In addition, the Partnership does receive inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries.

MMC-Indemnified Matters

The Putnam Investments Trust Sale Agreement provides that Marsh & McLennan Companies, Inc. ("MMC"), Putnam's former parent company, will indemnify Lifeco with respect to certain Putnam-related litigation and regulatory matters following August 3, 2007. This includes, but is not limited to, regulatory and civil matters and litigation involving excessive short-term trading by certain former employees of the Parent and shareholders in shares of the Funds and alleged market timing and late trading activities in the Funds.

(7) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2009 through February 8, 2010, the date this financial statement was issued. The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 8, 2010

Putnam Retail Management, Limited Partnership
One Post Office Square
Boston, Massachusetts 02109

In planning and performing our audit of the consolidated financial statements of Putnam Retail Management, Limited Partnership (the "Partnership")(a wholly owned subsidiary of Putnam Investments, LLC) as of and for the year ended December 31, 2009 (on which we issued our report dated February 8, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
(SEC I.D. No. 8-1306878)

Statement of Financial Condition
as of December 31, 2009
and Independent Auditors' Report
and Supplemental Report on Internal Control